# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Victory Capital Holdings, Inc., CIK 0001570827
CUSIP: 92645B103
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, Texas (TX), 78256
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001505639

## Reporting persons
- Crestview Partners II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,615,089; sole dispositive power 0; shared dispositive power 7,615,089; aggregate amount beneficially owned 7,615,089 (11.7% of the class); the aggregate amount excludes certain shares
  Comment: The total in Rows (6), (8), and (9) represents the 7,615,089 shares of Class A common stock, par value $0.01 ("Class A Common Stock") of Victory Capital Holdings, Inc. (the "Issuer") that are directly beneficially owned by Crestview Partners II GP, L.P., Crestview Victory, L.P. ("Crestview Victory") and Crestview Advisors, L.L.C. ("Crestview Advisors") and deemed to be beneficially owned by the Reporting Person.
- Crestview Victory, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,591,983; sole dispositive power 0; shared dispositive power 7,591,983; aggregate amount beneficially owned 7,591,983 (11.7% of the class); the aggregate amount excludes certain shares
- Crestview Advisors, L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,106; sole dispositive power 0; shared dispositive power 23,106; aggregate amount beneficially owned 23,106 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Victory Capital Holdings, Inc.
Address of issuer's principal executive offices: 15935 La Cantera Parkway, San Antonio, TX 78256

## Item 2. Person Filing
Name of person filing: See Item 2(b).
Address of principal business office or, if none, residence:
Crestview Partners II GP, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Victory, L.P.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022

Crestview Advisors, L.L.C.
c/o Crestview Partners
590 Madison Avenue, 42nd Floor
New York, NY 10022
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row (9) of each Reporting Person's cover page.

Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of Crestview Victory GP, LLC and a limited partner of Crestview Victory, L.P. Crestview Victory GP, LLC is the general partner of Crestview Victory, L.P. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 7,591,983 shares of Common Stock directly owned by Crestview Victory, L.P.

Robert V. Delaney, Jr., Robert J. Hurst and Richard M. DeMartini are members of the Issuer's board of directors. Mr. Delaney is a partner of Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and Crestview Advisors, L.L.C. Mr. Hurst and Mr. DeMartini are Vice Chairman of Crestview, L.L.C. and Crestview Advisors, L.L.C. Alex J. Binderow is a former member of the Issuer's board of directors and a former partner of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Binderow, Delaney, Hurst and DeMartini were issued shares under the 2018 Stock Incentive Plan for service on the Issuer's board of directors. The shares were fully vested as of the date of issuance. Each of Messers. Binderow, Delaney, Hurst and DeMartini has assigned all rights, title and interest in 23,106 such shares of Common Stock to Crestview Advisors, L.L.C., which holds such shares directly.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.
Percent of class: See Row (11) of each Reporting Person's cover page. The percentage herein is based on 65,034,009 shares of Common Stock outstanding as of October 31, 2024 as reported in the Issuer's Form 10-Q filed November 8, 2024.
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Crestview Partners II GP, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)
- Crestview Victory, L.P.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)
- Crestview Advisors, L.L.C.: /s/ Evelyn C. Pellicone, Chief Financial Officer (02/14/2025)